Exhibit 99.1

Ryde Announces Strategic Partnership with Concorde to Drive Cross-Sector Workforce Transformation in Singapore

Potential to Unlock Significant New Revenue Opportunities for Both Companies and Driver-Partners

SINGAPORE, August 13, 2025 – Ryde Group Ltd (NYSE American: RYDE) (“Ryde’’ or the “Company”), a technology company with a leading platform for mobility and quick commerce in Singapore, and Concorde International Group Ltd. (NASDAQ: CIGL) (“Concorde”), an integrated facilities and security services provider that combines physical manpower and innovative technology to deliver effective facilities and security solutions, today announced that they have entered into a strategic partnership. The collaboration aims to create industry wide job opportunities for Ryde’s driver-partners within the facilities management and security sectors—diversifying income streams while supporting the growing demand for manpower across office, retail, hospitality, industrial and medical facilities.

Concorde is a leading integrated facilities and security services provider which deploys its proprietary patent technology, Cluster™ Mobile Command Center, to enhance productivity and efficiency in the facilities and security industry. Building on its operational success, the company has extended its capabilities to deliver Integrated Facilities Management (IFM) services that reduce costs and improve returns for asset owners and property managers.

Expanding the Gig Economy into Security Services

Under this groundbreaking partnership, Ryde driver-partners will have the opportunity to accept short-term, on-demand security-related assignments, enabling them to diversify their earning potential beyond traditional ride-hailing and delivery services. This initiative directly fulfills a core pillar of Ryde’s “7 Driver Commitments” initiative, which promises to continually expand income streams and create flexible working opportunities for driver-partners.

The facilities and security services vertical introduces a completely new revenue stream for driver-partners who can now choose to leverage their time between rides to contribute to Singapore’s facilities and security ecosystem, maximizing their earning potential while addressing critical market needs. By creating thousands of flexible facilities and security jobs within Singapore’s gig economy, this partnership not only benefits Ryde’s driver community but also strengthens the nation’s workforce and economic resilience.

“At Ryde, we are constantly exploring innovative ways to create value for our driver-partners,” said Terence Zou, Founder, Chairman, and CEO of Ryde. “This partnership with Concorde opens up an entirely new vertical of earning opportunities, allowing our driver-partners to leverage their availability and presence across Singapore to contribute to the emerging security sector.”

“This collaboration represents a perfect synergy between Ryde’s extensive network of driver-partners and Concorde’s expertise in facilities and security services,” said Swee Kheng (Alan) Chua, CEO of Concorde.

By tapping into Ryde’s pool of driver-partners, we can significantly enhance our ground presence and responsiveness across Singapore. We plan to onboard up to 5,000 Ryde Driver-Partners for this partnership over time.

Streamlined Training and Deployment

Ryde driver-partners will undergo specialized security training provided by Concorde Security, equipping them with the necessary skills and certifications to perform security-related tasks. The training program has been optimized for efficiency to minimize downtime for driver-partners

Technology-Driven Security Solutions

The partnership will be powered by an integrated technological solution that seamlessly assigns facilities and security tasks to qualified Ryde driver-partners. This system will ensure efficient matching of security needs with available personnel, optimizing response times and service quality.

“As we continue to advance our integrated facilities services, we are laying the groundwork for the future integration of artificial intelligence across our service ecosystem,” said Alan Chua, CEO of Concorde. “Building on our proven IFS model, we plan to explore and adopt AI-driven technologies including AI-powered video analytics, predictive patrolling and response, IoT-enabled anomaly detection, and real-time decision support tools. These innovations will strengthen operational efficiency, enhance responsiveness, and deliver smarter, more scalable solutions to our clients.”

Financial Impact and Future Outlook

As the partnership scales across Singapore’s facilities and security sectors, Ryde expects this initiative to become a significant new revenue stream in the coming years.

“This partnership with Concorde aligns perfectly with our mission to reimagine mobility and create sustainable earning opportunities,” added Terence Zou, Founder, Chairman, and CEO of Ryde Group. “By extending beyond traditional transportation services, we are creating a more resilient and diverse ecosystem that benefits all stakeholders.”

The partnership is set to launch operations in October 2025, following the completion of the initial facilities and security certification programs and technology integration.

About Ryde Group Ltd

Ryde, a homegrown super mobility app founded in Singapore, is the world’s FIRST on-demand carpooling app since 2014! As a publicly listed company on the NYSE American, we are reimagining the way people and goods move around. We offer a full suite of services, including carpooling, private hire, taxi, and delivery, but what truly sets us apart is our commitment to empower our private-hire and taxi partners. We take 0% commission, ensuring that more of every hard-earned dollar goes to drivers on our platform. For more information, please visit https://rydesharing.com/ to learn more.

About Concorde International Group Limited

Concorde International Group Limited (Nasdaq: CIGL) was established in 1997 and has recently transformed into a state-of-the-art technology company. The Company is recognized for its bold and disruptive innovation with its integrated monitoring of properties, assets and building service systems under 24/7 surveillance, ensuring complete security and business efficiency. This is done through a suite of smart security solutions called “I-Guarding Solutions”. The first of these solutions is its patented I-Man Facility Sprinter (“IFS”) – a revolutionary mobile vehicular platform providing security and facility maintenance services.

Having set a new industry standard, Concorde is acknowledged for spearheading change in the recent Industry Transformation Map for the sector. Additionally, its technologically enabled solutions upgrade its workers’ salaries, skill-sets and working conditions and redefines the business proposition for the whole industry. For more information, please visit www.concordesecurity.com

Contacts

For Media Relations:

Media Team Ryde Group Ltd

Email: media@rydesharing.com

For Investor Relations:

Investor Relations Team Ryde Group Ltd

Email: investor@rydesharing.com

FORWARD-LOOKING STATEMENTS

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors . Any forward-looking statements contained in this press release speak only as of the date hereof, and Ryde Group Ltd specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

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